August 14, 2014

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:	IndexIQ ETF Trust – File No. 811-22227 Annual Report on Form N-CSR for the Fiscal Year Ended April 30, 2013

Dear Ladies and Gentlemen:

Enclosed with this letter is the response of IndexIQ ETF Trust (the “Trust”) to the oral comments delivered to the Trust’s counsel by Ms. Sheila Stout (the “Comment Letter”) concerning the staff’s review of the Trust’s Annual Report on Form N-CSR for the fiscal year ended April 30, 2013, which was filed with the Commission on July 3, 2013.

In responding to your comments, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses, please feel free to call Gregory Xethalis at (212) 940-8587.

Sincerely,

INDEXIQ ETF TRUST

By: /s/ Adam S. Patti____

Name: Adam S. Patti, Chairman of the Board and President

cc:	Ms. Sheila Stout

Mr. David Fogel

Mr. Peter J. Shea

Mr. Gregory Xethalis